UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of December 2007

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

PRESS RELEASE

VEOLIA WATER IS AWARDED LARGEST U.S. WASTEWATER PARTNERSHIP

TO MANAGE MILWAUKEE METROPOLITAN SEWERAGE DISTRICT

Paris, December 5, 2007. Veolia Water North America – Central LLC, a Veolia Water subsidiary, has been selected by the Milwaukee Metropolitan Sewerage District (MMSD) to manage a regional wastewater system serving the greater Milwaukee area, under a 10-year contract valued at approximately 273 million Euros ($400 million). This public-private partnership represents the United States’ largest service contract ever to be concluded in the wastewater sector within the United States.

Veolia Water North America now holds industry-leading partnerships as operator of the nation’s largest drinking water partnership (Indianapolis), largest design-build-operate project (Tampa Bay Water’s flagship surface water treatment facility), and largest wastewater partnership (Milwaukee).

The Milwaukee Metropolitan Sewerage District is a state-chartered, governmental agency providing wastewater services for 28 municipalities with a population of 1.1 million. The MMSD considered multiple factors in the competitive procurement including technical approaches, experience, corporate resources, transition plans, employee relations, community involvement and activities to bolster Small/Women/Minority Business Enterprise activity.

The contract includes the operation of a network of collection sewers, pumping stations and production management of Milorganite®, the district’s nationally branded and marketed biosolids fertilizer product created at MMSD’s Jones Island wastewater facility. Also included in the contract is the management of a 26.5-mile long deep tunnel system – one of the most important in the world by its diameter and depth – to help control wet-weather overflows.

According to the MMSD, this public private contract should enable approximately 24 million Euros ($35 million) to be saved over the contract term in comparison with a public management of the network.

Commenting on the contract, Antoine Frérot, Chief Executive Officer of Veolia Water said, “We are especially proud to be selected by the Milwaukee Metropolitan Sewerage District. They are an ideal partner in terms of sharing common commitments to technical excellence, continuing operational improvements and ensuring environmental compliance.”

Veolia Water assumes operations management responsibility on March 1, 2008.

Veolia Water, the water division of Veolia Environnement, is the world leader in water and wastewater services. Specialized in outsourcing services for municipal authorities, as well as industrial and service companies, it is also one of the world's major designers of technological solutions and constructor of facilities needed in water and wastewater services. Veolia Water serves 108 million people worldwide. With 77,800 employees, its 2006 revenues amounted to €10.08 billion. www.veoliawater.com. Veolia Water North America – Central LLC is a wholly owned subsidiary of Veolia Water North America, the leading provider of comprehensive water and wastewater services to municipal and industrial customers, providing services to more than 14 million people in approximately 600 communities. The company is part of Veolia Water, the No. 1 water company in the world, serving more than 108 million customers.

Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is world leader in environmental services. With more than 300,000 employees the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in four complementary segments: water management, waste management, energy management and freight and passenger transportation. Veolia Environnement recorded revenue of €28.6 billion in 2006. www.veolia.com

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Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Nathalie Pinon - Tel. +33 1 71 75 01 67

US investor contact: Brian Sullivan - Tel +(1) 630 371 2749

Press release also available on our web site: http://www.veolia-finance.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 5, 2007

VEOLIA ENVIRONNEMENT
By:	/s/ Alain Tchernonog
Name: Alain Tchernonog
Title: General Secretary